Exhibit 99.2

Western Wind Energy Corp.
Management Discussion and Analysis
For the interim period ended March 31, 2011

MAY 30, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or the “Company”) as at and for the three months ended March 31, 2011 (the “financial statements”). All amounts are expressed in United States dollars unless otherwise stated. References to notes are with reference to the interim financial statements.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

DESCRIPTION OF THE BUSINESS

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company owns two operating wind energy electrical generation facilities in California. The Company is further developing wind and solar energy projects in California, Arizona, the Province of Ontario and the Commonwealth of Puerto Rico. The two operating wind plants are comprised of the Windridge generating facility in Tehachapi, California that has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California that has a 30 MW rated capacity.

The Company operates a majority of its operations and management and development of new energy projects through one wholly-owned subsidiary. Western Wind Energy US Corporation (formerly known as “Verde Resources Corporation”) (“Western Wind US”) is responsible for the land ownership in Arizona, the development of all Arizona and California wind projects, including Windstar and Kingman, and the operation of the existing 30 MW Mesa Wind Farm through its wholly-owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated four project specific subsidiaries of Western Wind US, Windstar Holding Company (“Windstar Holding”), Windstar Holding Company II, LLC (“Windstar Holding II”), and Windstar Energy LLC (“Windstar Energy”), to construct and operate Windstar, and one subsidiary, Kingman Energy Corp. (“Kingman Energy”), to construct and operate Kingman. Two additional companies, Western Solargenics Inc. (“Solargenics”) and Solargenics Ottawa 1 Inc. (“Ottawa”), were incorporated in Ontario to actively pursue the development of solar energy projects in Ontario, Canada.

The Company has assembled a management team that is experienced in all aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations, finance and sales and marketing.

The Company employs eight full time consultants, four full time employees and five part-time consultants to develop new wind farms and solar projects and manage the Company. The Mesa Wind Farm (“Mesa”) and the Windridge Wind Farm (“Windridge”) are operated and managed by an unaffiliated company, Green Energy Maintenance Corp. (formerly Airstreams Maintenance Corporation) (“GEM”).

HIGHLIGHTS

  Effective January 1, 2011, the Company reports under US Generally Accepted Accounting Principles (“US GAAP”) and in US dollars.

  The Company signed a 20-year fixed price power purchase agreement with the Puerto Rico Electric Power Authority (“PREPA”) for a 30 MW solar project in Yabucoa, Puerto Rico.

  Construction on both Kingman and Windstar are going well and both projects are on budget and schedule. Initial operations are expected to commence in quarters three and four 2011, respectively.

  The Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of tax equity and debt financing for the Yabucoa project. The Company intends to close the financing by the fourth quarter of 2011 and begin construction before the end of 2011 with the intention of qualifying the project for the US Federal Government’s 30% cash grant.

OVERALL PERFORMANCE

Operations

Mesa Wind Farm – 30MW

The Company’s Mesa Wind Farm is a 30 MW wind generation facility located in the San Gorgonio Pass near Palm Springs, California. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management (“BLM”), a Power Purchase Agreement (“PPA”) with Southern California Edison (“SCE”), 460 wind turbines, a collection system, a substation, roads and a maintenance building. The electricity production over the last nine years has been approximately 60 million kWh per year.

Currently, of the original 460 65-kW Vestas V15 turbines, approximately 430 turbines are still operational and most have been upgraded to 75 kW, therefore maintaining the nominal 30 MW capacity with fewer units. All operations and maintenance are subcontracted out to GEM, an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

Electricity generated from the Mesa Wind Farm for the three months ended March 31, 2011 was 12,467 MWh (2010 – 9,043 MWh). The average selling price was $38.83 per MWh (2010 – $53.09) and the total available capacity payments were $13,388 (2010 – $10,306) for a 3% increase in total revenues to $496,843 (2010 – $476,472). Cost of sales for the three month period was $366,344 (2010 – $376,042) for a net contribution of $130,499, a 30% increase compared to $100,430 for the three months ended March 31, 2010. The Company submitted a plan of development (“POD”), and environmental and archaeological assessments required for a repower and expansion up to 50 MW to BLM. A leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for the redevelopment project of approximately 50 MW. Phase I of the redevelopment would include removing the existing turbines and installing 12 to 15 new, more efficient turbines. Phase II would consist of installing an additional eight turbines and is dependent on obtaining transmission capacity. On September 21, 2009 the BLM issued a Record of Decision approving our redevelopment project and granted a 24-year ROW extension to September 22, 2037.

SCE has notified us that the repower of Mesa would cause significant transmission reliability issues and that there was insufficient capacity for Phase II of the Mesa Project, the 16-MW expansion (known as Mesa II). After further evaluation, management decided to delay the repower with SCE due to the costs involved with the upgrade until the interconnection studies are closer to completion. Management still has expectations for the repowering/expansion of the Mesa Wind Farm and in April 2011, the Company made a $500,000 interconnection financial security deposit with SCE related to possible interconnection system upgrades necessary to accommodate the Mesa repower.

The Company has capitalized $53,288 in power project development and construction costs for the three months ended March 31, 2011.

Windridge Wind Farm – 4.5MW

The Windridge Wind Farm consists of 191 acres of land in Tehachapi, California, 43 Windmatic turbines, a substation, a collection system and a PPA with SCE which expires on December 7, 2014 to deliver the output from 4.5 MW of capacity.

Electricity generated from the Windridge Wind Farm for the three months ended March 31, 2011 was 350 MWh (2010 – 268 MWh). The average selling price was $41.08 per MWh (2010 – $55.74) and the total available capacity payments were $385 (2010 – $338) for a 1% decrease in total revenues to $14,507 (2010 – $14,668). Cost of sales for the year was $4,248 (2010 – $6,385) for a net contribution of $10,259, a 24% increase compared to $8,283 for the three months ended March 31, 2010.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended. The facility is currently operating below its rated capacity but management believes that the Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa Wind Farm expansion and repower.

Under Construction

Windstar Wind Farm – 120MW

The Windstar Project is a 120MW wind project fully zoned and permitted wind project on 1,850 acres of land owned by the Company in Tehachapi, California. Five meteorological towers have been erected since May 2006, to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

In December 2010 the Company signed a $204.5 million Senior Secured Note Purchase Agreement with various institutional lenders and a financing agreement with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) for up to $55 million to finance the Windstar project. The notes are secured by a first lien on all the project assets and the line of credit provided through the financing agreement is secured by a first lien on the proceeds of the 30% cash grant from the US Treasury Department and a second lien on all the assets of the Windstar project.

Construction began on December 16, 2010 and we expect the project to be in commercial operation in the fourth quarter of 2011.

On November 20, 2010, the Company signed a Turbine Supply Agreement with Gamesa for the procurement of up to 120 MW of wind turbine generators. Windstar will consist of Gamesa G80 and G87 2-MW turbines. This flexible product mix is capable of harnessing the uniquely varied wind regime of the Windstar site.

On November 30, 2010, the Company signed an Engineering, Procurement and Construction Agreement with RMT, Inc. (“RMT”) whose parent company is the multi-billion dollar regulated utility, Alliant Energy of Madison, Wisconsin (LNT: NYSE) as the engineering, procurement and construction (“EPC”) contractor for Windstar.

On March 8, 2005, the Company negotiated a PPA with SCE to supply the output from a 120 MW facility no later than December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updates the terms to reflect current market conditions and project status.

The Company has executed a Large Generator Interconnection Agreement (“LGIA”) with California Independent System Operator (“CAISO”) and SCE to deliver power to SCE’s Vincent Substation. In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request. Further the Company has executed interconnection and transmission service agreements for access to the Sagebrush and Wilderness Lines.

The Company previously expensed property carrying costs such as property taxes, liability insurance costs and mortgage interest prior to financial close. In December 2010 the Company started capitalizing carrying costs and continues to capitalize power project development and construction costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, financing, power purchase and regulatory matters. The Company has capitalized $23,217,582 in power project development and construction costs during the three months ended March 31, 2011.

Kingman Wind Farm - 10.5MW

The Kingman Project is a 10.5 MW wind and solar project fully zoned for wind and solar energy on 1,110 acres owned by the Company in Kingman, Arizona. The new integrated wind and solar project is believed to be one of the first of its kind in North America.

On December 20, 2010, the Company signed a Credit Agreement with Keybank National Association (“Keybank”) that will provide the Company with a $4,200,000 Treasury Grant Loan and a Construction Loan facility of up to $16,000,000. The loans are secured by a first lien on all of the assets of Kingman Energy.

On December 20, 2010, the Company signed a loan agreement with RMT, Inc. for $4,400,000 secured by a second lien on the Kingman project assets. As at March 31, 2011, $181,721 had been drawn from this loan.

On December 17, 2010, the Company signed a Turbine Supply Agreement with Gamesa as the turbine supplier, and signed an Engineering, Procurement and Construction Agreement (“EPC”) with RMT as the EPC contractor. The Company has selected American Capital Energy, Inc. as the solar array engineering, procurement and construction contractor. Construction began on December 22, 2010 and the Company expects the project to be in commercial operation in quarter four of 2011.

On October 16, 2009 the Company signed a power purchase agreement with UNS Electric, Inc, a subsidiary of UniSource Energy Corporation of Arizona (“UNS”) for a new fully integrated wind and solar (photo-voltaic ("PV")) energy project. The Arizona Corporation Commission approved the PPA on April 1, 2010. In addition, we executed a contract with UNS to construct the interconnection facilities, including the transmission line from the project substation to the point of interconnection with UNS transmission system.

The Company has capitalized $5,290,400 in power project development and construction costs during the three months ended March 31, 2011.

Under Development

Yabucoa Project – Late Stage Development - 30MW

The Yabucoa Project is a 30 MW solar project located on 400 acres of leased land in the Municipality of Yabucoa, Commonwealth of Puerto Rico.

On February 25, 2011, the Company signed a 30 MW solar PPA with the PREPA for a term of 20 years commencing on the Commercial Operations Date.

On August 17, 2010, the Company entered into a 40-year land lease agreement with the Puerto Rico Land Authroity to secure 400 acres of land for a 30 MW PV solar project.

Most of the Environmental approvals are essentially complete and the Company is in the final permitting, engineering, procurement, construction, tax structuring and project finance negotiation stages. In January 2011, a team from Western Wind conducted a thorough site and Island visit with a key member of the lending group that provided the financing for the recently financed, 120 MW Windstar project in California.

In March 2011, the Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of tax equity and debt financing for the Yabucoa project. The Company intends to close the financing by the fourth quarter of 2011 and begin construction before the end of 2011 with the intention of qualifying the project for the US Federal Government’s 30% cash grant.

The Company has incurred development costs on this project for financing, environmental impacts studies, engineering and transmission studies related to interconnection and feasibility studies. The Company has capitalized $114,118 in power project development and construction costs during the three months ended March 31, 2011.

Ontario Project – Mid Stage Development – 10MW

In 2007, the Company began developing solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient distribution capacity. Such eligible projects are then paid a standard price of $443 per MWh, often known as a “feed-in” tariff.

In the past three years, the Company entered into nine conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. All of these agreements have been terminated as the potential for solar projects on these properties has decreased significantly for a variety of reasons including zoning issues. Deposits for these properties are expected to be returned in 2011. In connection with one land lease agreement, the Company has filed one FIT application with the Ontario Power Authority who will select the projects to proceed with based on the transmission availability and the feasibility of the various applications they receive.

Windswept Project – Early Stage Development – 30MW

The Company has secured approximately 571 contiguous acres near Tehachapi, California just west of Windstar, through land purchases and ground leases to pursue the development of an additional wind energy project of at least 30 MW. We are testing the wind resource to confirm suitability and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept Project.

The Windswept Project is still several years away and is subject to obtaining wind energy zoning from Kern County, a power purchase agreement, interconnection to SCE’s new Tehachapi Renewable Energy Transmission system, financing and other development milestones.

Barstow Project – Early Stage Development – 100MW

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow, California. After reviewing the Company’s environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. The towers were installed during the second quarter of 2009.

If the Company determines that the wind resource is sufficient to justify developing a wind farm project, we will conduct the required environmental surveys to install wind turbines and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres. The Company is first in the queue to obtain a commercial right-of-way. This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission.

Snowflake Project – Early Stage Development – 200MW

On February 22, 2011, the Company entered into a 16,500 contiguous ground lease with Rocking Chair Ranch, Inc. in Navajo, Arizona, and intends to secure up to approximately 22,000 acres in the near future, to pursue the development of a wind energy project of approximately 200 MW. The property will be used solely for wind energy purposes. The lease extends for a period of up to 30 years. A $50,000 deposit was made during the quarter and 30 days following the operations commencement date, the Company shall issue to Rocking Chair Ranch, Inc. common stock of the Company with an aggregate market value of $250,000. Rent will be based on the greater of the percentage rent or the minimum guaranteed payment of $5,000 per MW per lease year. The percentage rent will be based on the project’s gross revenues multiplied by the applicable base percentage which will be 6% in lease years 1 to 10, 6.5% for lease years 11 to 20 and 7% for lease years 21 to 30.

The Company anticipates erecting meteorological towers in the third quarter of 2011 to test the wind resource and have commenced work to confirm environmental and transmission suitability and economic feasibility.

The Snowflake Project is still several years away and is subject to obtaining wind energy zoning from local authorities, a power purchase agreement, an interconnection agreement, financing and other development milestones.

New Projects

As part of the Company’s California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms. These potential projects are at an early stage of development. We are carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

DEVELOPMENT STRATEGY

General

The Company acquires and develops sites or existing wind and solar farms based on the following criteria:

  Satisfactory wind/solar and/or resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected electricity prices; and

  Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar farms and perform development activities.

The Company’s primary efforts are focused on constructing Windstar and Kingman and developing our Puerto Rico and Kingman expansion projects in 2011. The Company will continue to focus its attention to states/territories that have renewable energy portfolio standards and relatively high energy prices. Our other focus is on other high energy price jurisdictions such as Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Revenue Strategies

Revenue from wind farms in the US comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”, also known as “green tags” or “renewable energy certificates”), allowing the green attributes to be valued and sold separately from the electricity generated. Green credits have the potential to evolve into a significant source of revenue. The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona, Puerto Rico and Ontario.

The Company’s operating wind farms depend on sufficient wind to generate electricity. Wind speeds vary in different regions and seasons and at different times of the day. In the Western US for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.

The Company’s power purchase agreements for its operating wind parks provide for pricing based on variable Short Run Avoided Cost (“SRAC”) prices which are influenced by oil and gas prices. As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate. The Kingman and Windstar projects are based on fixed price power purchase agreements which will, once in operations, provide steadier forms of revenue.

Financing Strategies

The Company plans to continue raising capital through institutional sources such as those that financed Windstar and Kingman as they are experienced in power project financing to finance the construction and operation of wind and solar energy facilities. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the US, power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries. The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% cash grant from the US Department of Energy (or the value of tax credits, such as the Federal Production Tax Credits of approximately $0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development. The highest return on a developer’s investment is expected to come from a financing package consisting of the new 30% US Department of Energy grant and project debt.

PROJECT AND CONTRACTUAL OBLIGATIONS

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdictions that the Company and its subsidiaries operate. The Company believes that it is in material compliance with all laws and regulations that apply to it or its subsidiaries.

Operations

Mesa Wind Farm – 30MW

Mesa Wind has a PPA and associated interconnection agreement with SCE which provides for the sale of electricity on an “as available” basis at SCE’s short-run avoided cost through June 22, 2010. On April 12, 2010, SCE extended the PPA in compliance with an order by the California Public Utilities Commission (“CPUC”) pending its approval of a new standard offer contract. Upon CPUC approval of SCE’s new standard offer contract, the Company will be required to enter into the new standard offer contract or to execute a PPA resulting from its participation in SCE’s annual request for proposals (“RFP”) to supply renewable energy.

Mesa Wind has the exclusive right until September 22, 2037 to use 440 acres of land owned by the BLM near Palm Springs for a wind energy development facility. The right-of-way provides for lease payments of $78,894 per year and the right to obtain a new right-of-way if the existing right-of-way is in good standing. Property taxes are approximately $104,000 per year and insurance costs are approximately $93,000 per year. The Company has entered into an operations and maintenance agreement with GEM that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of $219,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date. The Company purchased four vehicles and one crane used in the operation of the Mesa via finance contracts. As at March 31, 2011, the outstanding balance related to these finance contracts amounted to $99,739.

Windridge Wind Farm – 4.5MW

AERO Energy LLC has a Standard Offer Power Purchase and Interconnection Agreement with SCE that will expire on December 7, 2014 to sell electricity on an “as available” basis at SCE’s short run avoided cost. The Company is not currently aware of any risks associated with the contract with SCE.

Under Construction

Windstar Wind Farm -120MW

The Company negotiated an amendment to the PPA it had with SCE to reflect the higher cost of wind turbines, current financing costs, and existing wholesale electricity rates and revised milestone dates. As part of this contract the Company posted a $2.4 million development fee in favor of Southern California Edison as insurance that the Company will complete the construction of the Windstar project. The development fee is fully refundable on completion of the 120MW Windstar project. The amount refundable will be prorated if the full 120MW nameplated capacity is not reached. The development fee will be forfeited as liquidated damage to SCE if initial operation of the Windstar project does not occur by December 31, 2011. The Company is not currently aware of any other risks associated with the contract with SCE.

The Company entered into a large generator interconnection agreement (“LGIA”) with SCE for the Windstar project. This agreement requires the Company to pay an amount of $306,250 to cover potential tax liabilities arising from future activities related to the LGIA which has been fully paid.

The Company executed a $45 million fixed price Engineering, Procurement and Construction Agreement with RMT as the engineering, procurement and construction (“EPC”) contractor for Windstar.

The Company executed a $155 million Turbine Supply Agreement with Gamesa for the procurement of up to 120 MW of wind turbine generators. The Windstar Project will consist of Gamesa G80 2-MW and G87 2-MW turbines.

The Company entered into a $204.5 million Senior Secured Note Purchase Agreement with various institutional lenders led by Manufacturers Life Insurance Company to finance the Windstar project. To date, the debt providers had advanced $178.5 million of construction funds to the Company. Upon substantial project construction completion, the loan converts to a 20 year term loan. The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted escrow construction account. The notes are secured by a first lien on all the project assets.

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55 million in the form of a letter of credit (“LC”). The loan matures on the date upon which Windstar receives the cash grant, but no later than July 31, 2012. As at March 31, 2011, Rabobank had funded $26,147,569 million. The proceeds of the line of credit are to be used to pay project costs related to the Windstar project. The loan is secured by a first lien on the cash grant proceeds and Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy.

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”). Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

The Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”). GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months.

The Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2 million is due 120 days after the Initial Operations Date under the PPA and a second payment of $2.5 million on the tenth anniversary of such date.

The Company is required to pay property taxes on its real estate holdings. Property taxes are approximately $30,000 per year.

Kingman Wind/Solar Farm - 10.5MW

On October 16, 2009 the Company signed a 20 year fixed price power purchase agreement with UNS for a new fully integrated combined wind and solar (photo-voltaic ("PV")) energy project to be built on 1,110 acres owned by the Company in Kingman, Arizona. As part of this contract, the Company is required to reach commercial operation by June 1, 2011. In the event the Company fails to achieve commercial operation with respect to at least the expected facility capacity on or before the scheduled commercial operational date, the Company will be required to compensate the buyer for liquidated damages in accordance with the agreement.

The Company signed a credit agreement with various financial institutions and Keybank that will provide the Company with a $4.2 million Treasury Grant Loan and a Construction Loan facility of up to $16 million. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a 7 year Term loan amortized over 18 years. The Treasury Grant Loan is due according to certain criteria relating to the receipt of the Treasury Grant but no later than December 20, 2011. The funds from the loans are held in a restricted escrow construction account. The loans are secured by a first lien on all of the assets of Kingman. In connection to the Term loan, the company entered into an interest rate swap contract with Keybank that fixes the average interest rate for the term loan to under 7% per annum.

The Company entered into a loan agreement with RMT for $4,400,000. The loan is secured by a second lien on all of the assets of the Company. As at March 31, 2011, the Company had drawn $181,721 on this loan.

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”). Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

The Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”). GEM will serve as asset manager for Kingman. Starting on the services commencement date, which will be 30 day prior to the substation energization date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months.

Under Development

Ontario Project – 10MW

The Company has an option to lease land in Ontario, Canada for potential development of a solar energy facility. Under this agreement, the Company paid a deposit of $1,000 and will pay a further $10,000 when the Company is awarded a FIT contract and another $10,000 when all permits and required financing are obtained.

SELECTED QUARTERLY INFORMATION

For the three months ended March 31, 2011 and 2010

	Three months ended March 31, 2011 (000’s) except per share data	Three months ended March 31, 2010 (000’s) except per share data
Total revenues	$511	$491
Net loss	($398)	($1,038)
Dividends declared and paid	-	-
Loss per share, basic and diluted	($0.01)	($0.02)
Weighted average common shares outstanding, basic and diluted	51,665	48,364

Total assets	$269,600	$32,049
Long-term liabilities	$208,000	$3,012
Share capital and additional paid-in-capital	$ 61,872	$54,639
Shareholders’ equity	$32,063	$25,524

RESULTS OF OPERATIONS

Revenue

	Three months ended March 31, 2011	Three months ended March 31, 2010	Variance $	Variance %
Energy production for the period (MWh)	12,817	9,311	3,506	38%
Price/MWh (US$)	$ 38.82	$ 51.60	$ (12.78)	(25%)
Energy sales for the period	$ 497,577	$ 480,496	$ 17,081	4%
As available capacity payments	$ 13,773	$ 10,644	$ 3,129	29%
Total sales from generating facilities	$ 511,350	$ 491,140	$ 20,210	4%

For the three months ended March 31, 2011, the Mesa and Windridge wind farms generated a total of 12,817 MWh and revenues from energy sales of $497,577 (average price of US$38.82 per MWh) compared to production of 9,311 MWh and revenues from energy sales of $480,496 (average price of $51.60 per MWh) for the three months ended March 31, 2010. The increase in energy sales was primarily due to a 38% increase in energy production partially offset by a 25% decrease in price due to lower natural gas prices. The increase in energy production was due to a slightly higher than normal wind year during Q1 2011 (2% above the 10 year average) compared to a low wind year in Q1 2010 (26% below the 10 year average). Available capacity payments for the three months ended March 31, 2011 were $13,773 which was 4% higher than the comparative period available capacity payments of $10,644. The increase was primarily due to a high payment in January. Total sales from generating facilities for the three months ended March 31, 2011 increased 4% to $511,350 from $491,140 in the comparative period. With the Company now reporting in US dollars, there is no longer any exposure to movements in foreign exchange rates as 100% of sales are generated in the United States.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities. Cost of sales increased 1% which was less than the rate if inflation to $370,592 for the three months ended March 31, 2011 and was 75% of revenues compared to $368,175 for the three months ended March 31, 2010 and 75% of revenues in the comparative period.

General and administration

	Three months ended March 31, 2011 $	Three months ended March 31, 2010 $	Variance $	Variance %
Professional fees	119,133	82,046	37,087	45%
Salaries, consulting and directors’ fees	311,840	249,512	62,328	25%
Stock-based compensation	282,017	126,752	155,265	122%
Travel and automotive	114,211	76,731	37,480	49%
Advertising and promotion	31,080	10,309	20,771	201%
Office	77,560	56,815	20,745	37%
Regulatory fees	19,027	19,365	(338)	(2%)
	954,868	621,530	333,338	54%

General and administration costs increased 54% to $954,868 for the three months ended March 31, 2011 compared to $621,530 for the three months ended March 31, 2010. Approximately half of the increase was due to the increase in stock based compensation related to the issuance of 3,100,000 options to the Company’s contractors, employees and directors in December 2010. Professional fees increased 45% to $119,133 due to the expanded scope of the audit resulting from the substantial increase in assets and to meet requirements of the financing agreements for the Windstar and Kingman construction projects. Salaries, consulting and directors’ fees increased 25% to $311,840 as additional administrative resources are required to manage the construction of Windstar and Kingman. Office costs increased 37% due to additional office space in Vancouver and additional staff added. Travel increased 49% as Puerto Rico development activities increased.

Project development

	Three months ended March 31, 2011 $	Three months ended March 31, 2010 $	Variance $	Variance %
Consulting fees	242,070	224,065	18,005	8%
Stock-based compensation	122,173	47,056	75,117	160%
Project costs	65,411	81,486	(16,075)	(20%)
Travel and automotive	20,598	43,625	(23,027)	(53%)
Office and secretarial	36,319	44,586	(8,267)	(19%)
	486,571	440,818	45,753	10%

Project development costs increased costs increased 10% to $486,571 for the three months ended March 31, 2011 compared to $440,818 for the three months ended March 31, 2010 primarily due to the increase in stock based compensation related to the issuance of 3,100,000 options to the Company’s contractors, employees and directors in December 2010. Consulting fees increased by 8% to $242,070 for the three months ended March 31, 2011 due to an addition of a new full time consultant. Project costs decreased 20% to $65,411 and travel and automotive cost decreased 53% to $20,598 due to significant reductions in Ontario activities and travel.

Amortization

Amortization was $235,402 for the three months ended March 31, 2011 compared to $232,819 for the three months ended March 31, 2010 as operating assets held steady.

Asset retirement obligation

Accretion was $1,702 for the three months ended March 31, 2011 and unchanged from the same period last year.

Interest on loans payable

Interest on long term debt for the three months ended March 31, 2011 increased to $104,386 compared to $1,321 for the three months ended March 31, 2010. The increase was due to corporate debt received in December 2010. Interest expense also relates to our crane finance contract and is consistent with the prior year. Interest on the Windstar and Kingman construction loans are being capitalized as part of the power project development and construction costs.

Foreign exchange gain (loss)

The Company incurred a foreign exchange gain of $357 for the three months ended March 31, 2011 compared to a loss of $8,865 for the three months ended March 31, 2010.

In December 2010, the Company completed the US dollar financing of its 120 MW Windstar project and its 10.5 MW Kingman project. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries changed. As a result of this financing, a majority of its debt as well as all the Company’s revenue will be denominated in United States dollars and accordingly, the Company has changed its functional currency to the US dollar and now reports in US dollars. The change in functional currency is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change.

The Company’s head office will continue to be in Vancouver, Canada for the foreseeable future and the parent company’s functional currency is in Canadian dollars. The parent company is self-sustaining so foreign exchange gains/losses on translation are recorded as accumulated other comprehensive (loss) income in shareholders’ equity.

Mark to market gain (loss) on Canadian dollar warrants

Mark to market gains on Canadian dollar warrants for the three months ended March 31, 2011 was $834,472 compared to $Nil for the three months ended March 31, 2010. The gain was a result of the change in the Company’s functional currency as of December 31, 2010 to the US dollar and the adoption of US GAAP as of January 1, 2011. Under US GAAP, ASC 815, Derivatives and Hedging, all share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability and fair valued. The resulting fair value adjustment would be reflected in net earnings.

Income tax recovery

Income tax recovery was $404,533 for the three months ended March 31, 2011, up from $123,716 for the three months ended March 31, 2010. The increase was directly related to an increase in non-capital loss carry forwards during the quarter that are now being recognized as a deferred income tax asset (“DITA”) since the close of the $299 million Windstar and Kingman financing provide substantial available evidence that it is a more likely than not that the DITA will be realized in the foreseeable future and therefore the criteria to recognize a DITA has been met. For the period ended March 31, 2011, there was a decrease in the deferred income tax liability relating to the Mesa acquisition as well as an increase in the DITA.

Comprehensive loss

The net loss for the three months ended March 31, 2011 of $398,098 plus $114,477 unrealized foreign exchange translation loss related to the self-sustaining parent company plus $94,062 unrealized foreign exchange on Canadian dollar warrants less a $57,396 decrease in the value of the Kingman interest rate swap resulted in a net comprehensive loss for the quarter of $549,241 compared to a net comprehensive loss of $879,720. For the period ended March 31, 2010 the net comprehensive loss comprised of net loss for the quarter of $1,307,526 partially offset by a $468,268 unrealized foreign exchange translation gain.

SUMMARY OF QUARTERLY RESULTS

	Total Revenues	Income (loss) Before Discontinued Operations	Net Income (loss) For the Quarter	Net Income (loss) Per Share Basic And Diluted

March 31, 2011	$ 511,350	$ (398,098)	$ (398,098)	$ (0.01)
December 31, 2010	$ 383,629	$ 4,313,697	$ 4,313,697	$ (0.09)
September 30, 2010	$ 826,896	$ (640,327)	$ (640,327)	$ (0.01)
June 30, 2010	$ 936,263	$ (648,327)	$ (648,327)	$ (0.02)
March 31, 2010	$ 491,140	$ (1,307,526)	$ (1,307,526)	$ (0.02)
December 31, 2009	$ 388,571	$ (1,455,709)	$ (1,455,709)	$ (0.02)
September 30, 2009	$ 630,274	$ (620,540)	$ (620,540)	$ (0.02)
June 30, 2009	$ 891,868	$ (1,011,033)	$ (1,011,033)	$ (0.02)

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2011, the Company had negative working capital of $26,607,104 and cash on hand of $1,156,085 compared to negative working capital of $22,008,481 and cash of $1,119,366, respectively as at December 31, 2010.

The decrease in working capital was primarily due to approximately $8 million in construction activities for Windstar in February and March 2011 and accrued interest of $1.3 million that were paid from long term restricted cash in April. The January 2011 payment from restricted cash of approximately $700,000 of interest accrued to December 31, 2010 for the Windstar project loans was largely offset by accrued interest on the corporate bridge financing. Two corporate bridge loans from shareholders totaling $2.5 million originally due in January 2011 were rolled over in January 2011 and are now due in January 2012.

The cash on hand increased during the quarter by $36,719 due to $1.7 million of new equity from the exercise of warrants and stock options being mostly offset by a $600,000 cash transfer to the Windstar escrow account, $64,235 to expand the Vancouver office and approximately $1 million used for operations.

In recent years, the Company has experienced cash outflows from operating and development activities and net losses. These conditions reflect the fact that income and cash flow from income-producing activities have been insufficient to offset cash used for project development expenses, however, the Company has been successful in attracting additional capital to continue development and to maintain liquidity. The Company will proceed to develop its business opportunities at a level that can be sufficiently financed from cash provided by operations and additional sources of capital as those sources are secured.

Though the capital markets had been going through some turbulent times, the American Recovery and Reinvestment Act of 2009 extended the $21/MWh production tax credits through 2012, and provided an option to elect a 30% investment tax credit or equivalent cash grant from the US Department of Energy. This stimulus bill has had a positive impact for US renewable energy projects as evidenced by the Company’s ability to finance $275 million for Windstar and over $24 million for Kingman.

CREDIT, LIQUIDITY, INTEREST, CURRENCY AND COMMODITY PRICE RISK

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with HSBC Bank, Scotia Bank and Bank of America. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. As at March 31, 2011, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular reviews of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 17 of the unaudited condensed interim consolidated financial statements) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 8, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 18, the Company was in compliance with all financial covenants relating to its financial liabilities as at March 31, 2011. This risk management strategy is unchanged from the prior period.

The Company has substantial assets denominated in US dollars related to its California and Arizona properties. Now that Windstar and Kingman are under construction, the US dollar based assets and liabilities will increase further, so effective December 31, 2010, the Company changed its functional currency to US dollars. For 2011, the Company has also change to US dollar financial reporting so when combined with the change to US dollar functional currency, the Company’s foreign exchange exposure will now be its Canadian dollar exposure which is expected to be relatively insignificant compared to its US dollar based subsidiaries. Based upon the net assets of the Company’s self-sustaining operations as at March 31, 2011, a 1% change in the Canadian dollar-US dollar blended forward exchange rate, would result in a $14,500 impact to accumulated other comprehensive income (“AOCI”).

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $26,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

The Company is exposed to interest rate risk through its variable rate Windstar bridge financing and Kingman credit agreement. This risk is partially mitigated through a seven year interest rate swap. As Windstar and Kingman are both in construction, all interest related to the variable interest rate debt is being capitalized as finance costs and have no effect on net earnings or equity until construction completion. Based on balances as at March 31, 2011, a 100 basis point change in interest rate would have changed the power project development and construction costs and accrued interest by $346,000.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company’s condensed interim consolidated financial statements and notes thereto are prepared in accordance with US GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. There may be material differences between these estimates, judgments or assumptions and actual results.

The critical accounting estimates are as follows:

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of these unaudited condensed interim consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)	The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate Mesa at a future date.

(c)	The Company has performed impairment testing on the amounts recorded as goodwill and power project development and construction costs.

(d)	The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and power purchase agreements over their estimated lives.

(e)

The Company has recorded stock based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options and related volatility granted to employees and consultants.

(f)

The Company has performed a forecast using estimates for revenues, expenses and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the Company’s going concern assumption.

(g)	The Company has allocated expenses based on estimates provided by our contractors on their time spent on each project.

(h)	The Company records deferred income taxes based on estimated differences in net book values and tax values of its tangible and intangible assets.

(i)	The Company has recorded Canadian dollar warrants using the Black-Scholes pricing model that requires an assumption of the related volatility and risk free interest rate.

INITIAL ADOPTION AND CHANGES IN ACCOUNTING POLICIES

Change in functional and reporting currency

As at December 31, 2010, the Company completed the US dollar financing of its 120 MW Windstar project. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries changed. As a result of this financing, a majority of its debt as well as all the Company’s revenue will be denominated in United States dollars. The change in functional currency from Canadian dollars to US dollars is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change. As at January 1, 2011, the Company also changed on a retroactive basis its reporting currency from Canadian dollars to US dollar.

As the parent company’s local currency is the Canadian dollar, the operations of the parent will be translated into US dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses of the parent company will be translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive loss.

New accounting pronouncements

Basis of accounting

Effective January 1, 2011, the Company converted its basis used for accounting to US GAAP from Canadian GAAP for all reporting periods.

TRANSACTIONS WITH RELATED PARTIES

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Three months ended March 31, 2011	Three months ended March 31, 2010
	$	$
Directors’ fees	22,819	12,965
Consulting fees	288,302	309,945
Bonuses	50,708	-
Office and secretarial	9,127	8,643
	370,956	331,553

(a)

As at March 31, 2011, the Company had an account receivable of $90,796 (2010 - $88,147) with a company that had a common director in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(b)	As at March 31, 2011, the Company had an accounts receivable of $13,240 (2010 - $Nil) to an officer and director of the Company.

(c)	As at March 31, 2011, the Company advanced directors fees of $Nil (2010 - $7,493).

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Ethics, our Insider Trading Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting disclosure consideration.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws and regulations. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted is recorded, processed, summarized and reported within time periods specified and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with US GAAP.

In designing and evaluating our internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of our internal control over financial reporting for the year ended December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management believed that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

CHANGES IN INTERNAL CONTROLS

No changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, these controls have occurred subsequent to the year ended December 31, 2010.

In conducting an evaluation of the effectiveness of the Company’s disclosure controls and procedures, the Company’s management has concluded that, while its disclosure controls and procedures that are in place are effective for its current size of operations, they could be further enhanced as the Company grows. The Company’s management designed its current internal control system over financial reporting based on the Company’s business needs and activities and based on its current annual and interim financial statements requirements and its current financial data requirements based on those statements, such as earnings releases. Management then determines whether there are any risks that could result in a material misstatement in any of the Company’s financial reporting, including financial statements and earnings releases. Management intends to implement changes in internal controls as the business needs and activities change.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any system of disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SUBSEQUENT EVENTS

Subsequent to March 31, 2011, 715,093 options were exercised for total proceeds of $873,957 and 1,657,121 warrants were exercised for total proceeds of $1,673,175.

COMMITMENTS AND CONTINGENT LIABILITIES

The commitments as at March 31, 2011 are as follows:

	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$	$	$	$	$
Long term debt (a)	216,223,301	10,975,246	36,673,618	14,337,455	154,236,982
Right of way agreements (b)	815,140	88,894	161,388	161,388	403,470
Office lease (c)	134,389	134,389	-	-	-
Management contract (d)	219,000	219,000	-	-	-
Operations and maintenance agreement (d)	30,882,950	189,067	1,573,883	5,280,000	23,840,000
Interconnection agreement (e)	4,500,000	2,000,000	-	-	2,500,000
Turbine supply agreement (f)	99,904,041	84,416,817	15,487,224	-	-
Engineering, procurement and construction agreement (g)	31,123,612	31,123,612	-	-	-
Land lease (h)	125,000	-	100,000	25,000	-
	383,927,433	129,147,025	53,996,113	19,803,843	180,980,452

(a)	Long term debt

i.
The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. To date, Series A and Series B notes were issued for a total of $178,520,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

ii.
The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. To date, Rabobank had funded $26,147,570. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

iii.
On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2,500,000. The loans are secured by the Company’s property. The loans including outstanding interest were renewed on January 15, 2011. The $2,210,000 loan, originally the $2,000,000 plus interest, bears interest at 10% per annum and the $552,358 loan, originally the $500,000 plus interest, bears interest at 12$ per annum. Both loans have bonuses owing at maturity of $442,000 and $138,089 respectively. $6,483 in finance fees directly related to the bridge financing as well as the bonuses have been netted against the loan and will be amortized over the life of the loan.

iv.
On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of $2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan is due on June 30, 2011. The loan is secured by the Company’s property.

v.
In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property.

vi.
The Company signed a credit agreement with Keybank that will provide the Company with a $4,200,000 Treasury Grant Loan and a Construction Loan facility of up to $16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly.

vii.
The Company entered into a loan agreement with RMT for $4,400,000. The loan bears interest at the lesser of six percent per annum or the highest rate permitted by applicable law. The loan is secured by a second lien on all the assets of the Company. As at March 31, 2011, the Company has drawn $181,721 on this loan.

viii.
The Wells Fargo Equipment Finance contract balance of $99,739 at March 31, 2011 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing March 20, 2008 with interest at a rate of 6.82% per annum.

(b)
The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement.

(c)
The Company has entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. In January 2011, the Company increased the subleased area under the sublease agreement. The base rent is C$6,580 per month with additional operating costs of approximately C$5,000 per month. The Company has entered into a lease agreement for office space in Tehachapi, CA that expires July 31 2010 and renewed the lease on August 1, 2010 to end July 31, 2011. The base rent is US$1,700 per month.

(d)	Operations and maintenance agreements

i.
The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of $219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

ii.
The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”) for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period for the Windstar project, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional $25,000 per turbine will be added the last annual fixed fee for an additional five year period.

iii.	During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

iv.
The Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as manager and administrator and operation and maintenance provider for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an operations and maintenance service fee paid monthly based on an approved budget. The term of the agreement is for 24 months and will automatically extend for an additional year until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

v.
The Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 day prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an operation and maintenance service fee paid monthly based on an approved budget. The term of the agreement is for 24 months and will automatically extend for an additional year until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

(e)
The Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2 million is due 120 days after the Initial Operations Date under the PPA and a second payment of $2.5 million on the tenth anniversary of such date.

(f)	Turbine supply agreements

i.

The Company entered into a turbine supply agreement with Gamesa Wind US LLC related to the Windstar project. Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling $61,930,831 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the power purchase agreement.

ii.

The Company entered into a turbine supply agreement with Gamesa Wind US LLC related to the Kingman project. Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit of $4,653,800 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the final 10% is due on substantial completion which is expected in 2011.

(g)	Engineering, procurement and construction agreements

i.
The Company entered into an engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of $10,335,141 in December 2010. The reminder of the contract price will be paid throughout the construction period.

ii.
The Company entered into an engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Kingman project. Pursuant to this agreement, the Company paid an initial deposit of $4,000,000 in December 2010 which has not been fully utilized. The reminder of the contract price will be paid throughout the construction period.

iii.
The Company entered into a $1.9 million engineering, procurement and construction agreement with American Capital Energy, Inc. (“ACE”) related to the installation of 500 kW-DC solar array for the Kingman project. The Company paid an initial deposit of $1,109,500 during the three months ended March 31, 2011. The remainder of the contract price will be paid throughout the construction period.

(h)
The Company has entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility term and development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

(i)	As at March 31, 2011, the Company has placed on deposit $100,000 to secure corporate credit cards.

The contingent liabilities are as follows:

The Company has four employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

OTHER MD&A REQUIREMENTS
Disclosure of Outstanding Share Data
Summary of Securities Issued During the Three Months Ended March 31, 2011

	Common Shares #	Common Shares $	Contributed Surplus $	Total $	Warrants $
Balance, December 31, 2010	55,261,986	47,957,243	11,000,751	58,957,994	6,424,087
Cash transactions
Share subscription received			63,291	63,291	-
Exercise of warrants:
Warrants at $0.65 per share	291,099	424,826	-	424,826	(235,612)
Warrants at $1.00 per share	363,810	559,404	-	559,404	(195,594)
Warrants at $1.15 per share	196,121	345,442	-	345,442	(119,903)
Warrants at $1.50 per share	514,400	1,048,173	-	1,048,173	(276,573)
Exercise of options
Options at $1.09 per share	62,364	128,061	(59,231)	68,830	-

	1,427,794	2,505,906	4,060	2,509,966	(827,682)
Non-cash transaction
Warrants issued				-	656,736
Change in fair value of Canadian dollar warrants	-	-	-	-	(1,081,852)
Stock-based compensation			404,190	404,190	-
Balance, March 31, 2011	56,689,780	50,463,149	11,409,001	61,872,150	5,171,287

Summary of Options Granted During the Period

None

Summary of Marketable Securities Held at the End of the Period

None

Summary of Securities at the End of the Reporting Period

Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and outstanding:	56,689,780 common shares

Number and Recorded Value for Shares Issued and Outstanding

At March 31, 2011, the Company had 56,689,780 common shares outstanding having an average paid up value of $0.89 per share ($50,245,158).

At March 31, 2011 there were 56,689,780 common shares and 7,875,006 warrants outstanding.

At May 30, 2011 there were 59,061,994 common shares and 6,217,885 warrants outstanding.

At March 31, 2011 and May 30, 2011 there were 7,337,636 and 6,622,543 stock options respectively outstanding.

Description of Options, Warrants and Convertible Securities Outstanding as at March 31, 2011

Type of Security	Number or Amount	Exercise or Conversion Price (C$)	Expiry Date
Stock Options (1)	400,000	$ 1.23	September 25,2011
Stock Options	850,000	$ 1.54	November 8,2012
Stock Options (2)	275,000	$ 1.32	November 28,2012
Stock Options	275,000	$ 1.32	December 10,2012
Stock Options (3)	1,700,000	$ 1.34	November 4,2013
Stock Options	400,000	$ 1.34	December 15,2013
Stock Options	300,000	$ 1.53	March 11,2015
Stock Options (4)	3,037,636	$ 1.09	December 21,2015
Stock Options	100,000	$ 1.11	June 24,2019
	7,337,636

Warrants (5)	778,500	$ 1.00	May 5,2011
Warrants (6)	245,549	$ 1.00	May 5,2011
Warrants (9)	131,537	$ 1.00	May 12,2011
Warrants (7)	520,001	$ 1.00	June 5,2011
Warrants	782,250	$ 1.50	July 6,2012
Warrants (10)	115,182	$ 1.15	July 19,2012
Warrants (12)	457,241	$ 1.25	November 30,2012
Warrants (8)	35,507	$ 1.00	November 30,2012
Warrants (13)	692,759	$ 1.25	December 17,2012
Warrants (11)	3,017,500	$ 1.00	December 17,2012
Warrants	98,980	$ 1.82	January 15,2013
Warrants	1,000,000	$ 1.00	January 31,2013
	7,875,006

1 In April 2011, 150,000 options were exercised for proceeds of $184,500.

2 On April 13, 2011, 275,000 options were exercised for proceeds of $363,000.

3 On April 13, 2011, 41,023 options were exercised for proceeds of $54,971.

4 In April 2011, 249,070 options were exercised for proceeds of $271,486.

5 In April 2011, 778,500 warrants were exercised for proceeds of $778,500.

6 On April 6, 2011 245,549 warrants were exercised for proceeds of $245,549.

7 On April 13, 2011 and in May 2011, a total of 420,000 warrants were exercised for proceeds of $420,000.

8 On April 13, 2011 25,000 warrants were exercised for proceeds of $31,250.

9 In April 2011 123,845 warrants were exercised for proceeds of $123,845.

10 On May 4, 2011 31,130 warrants were exercised for proceeds of $35,800.

11 On April 19, 2011, 12,563 warrants were exercised for proceeds of $12,563.

12 On May 18, 2011, 15,678 warrants were exercised for proceeds of $19,598.

13 On May 18, 2011, 4,856 warrants were exercised for proceeds of $6,070.

Total Number of Shares in Escrow or Subject to Pooling Agreement

449,994 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.